EXHIBIT 99.1 1E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

April 11, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on April 11, 2012.

Item 4.	Summary of Material Change

The Company reported today reported today that it has received $7,775,713.25 (all figures are quoted in Canadian dollars) from the exercise of 7,885,412 share purchase warrants during the period from January 1, 2012 through to the close of business yesterday. After the recent warrant exercise, the Company now has approximately $10.7 million in treasury.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

April 11, 2012

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

WARRANT EXERCISES ADD TO GOLD STANDARD TREASURY

April 11, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today that it has received $7,775,713.25 (all figures are quoted in Canadian dollars) from the exercise of 7,885,412 share purchase warrants during the period from January 1, 2012 through to the close of business yesterday. After the recent warrant exercise, the Company now has approximately $10.7 million in treasury.

As of January 1, 2012, Gold Standard had 12,973,783 warrants outstanding, each representing the right to purchase one common share of the Company from treasury, with expiry dates ranging from March 16, 2012, July 13, 2012, September 10, 21, 22, or 29, 2012, and March 3, 2013 and a weighted average exercise price of $0.99. These warrants were issued in 2010 as part of the consideration for corporate financings. As of today, there remain 5,088,371 warrants outstanding with a weighted average exercise price of $0.99 and a further potential cash infusion to Gold Standard of $5,044,344.70.

Of the remaining warrants, 1,199,616 are subject to an acceleration provision which Gold Standard exercised on March 20, 2012.  The warrants subject to the acceleration clause are exercisable to purchase one common share of the Company at a price of $1.00 per share until September 10, 21, 22 or 29, 2012, respectively.  As a result of the acceleration clause, the expiry date of these warrants was accelerated to 4:30 p.m. (Vancouver time) on April 19, 2012 (the “Early Expiry Time”).  Any warrants subject to the acceleration clause remaining unexercised after the expiration of the Early Expiry Time will be cancelled and will thereafter be of no force or effect.

Commenting on this development, Gold Standard President and CEO Jonathan Awde stated that “the funds from the exercise of these warrants added to our existing cash position will allow Gold Standard to meet its budget requirements for the currently planned 2012 exploration program.”

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this news release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com)  and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports on our website at www.goldstandardv.com at Investors Information.